Telix

Acquisition of Next-generation Therapeutic Assets and Novel Biologics Technology Platform



Telix Pharmaceuticals

NASDAQ: TLX | ASX: TLX

January 2025

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This presentation also contains estimates and other statistical data made by independent parties and by Telix relating to market size and other data about its industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. In addition, projections, assumptions and estimates of Telix's future performance and the future performance of the markets in which it operates are necessarily subject to a high degree of uncertainty and risk.

Telix's lead imaging product, gallium-68 (^{68}Ga) gozetotide injection (also known as ^{68}Ga PSMA-11 and marketed under the brand name Illuccix®), has been approved by the U.S. Food and Drug Administration (FDA), by the Australian Therapeutic Goods Administration (TGA), and by Health Canada. No other Telix product has received a marketing authorisation in any jurisdiction.

This presentation has been authorised for release by the Telix Pharmaceuticals Limited Disclosure Committee on behalf of the Board.

Telix

Transaction to acquire novel biologics platform and assets

Platform, pipeline, and people from ImaginAb Inc.

Transaction provides Telix with multiple IND-ready assets



1. **Platform:** a proprietary technology platform to generate unique theranostic (therapeutic + diagnostic) engineered antibodies as radiopharmaceutical targeting agents
2. **Pipeline:** a pipeline of multiple preclinically characterized theranostic assets derived from the platform
3. **People:** a research team and facility to expand platform and pipeline while adding new technical competencies to Telix

Adds novel, proprietary technology to Telix's development pipeline

- Engineered antibody fragments combine the advantages of both antibodies and small molecules
- Designed to enable rapid tumor uptake and high tissue penetration combined with faster clearance from blood circulation

Telix

1. Refer to ASX announcement lodged today for further details.

Deal summary

Structure:	Asset Purchase Agreement with concurrent Technology License Agreement providing additional exclusive and non-exclusive rights to specific patents and know-how retained by ImaginAb.
Assets Acquired:	Platform Technology; ongoing Designated Programs; Discovery-Stage Assets; Materials, Equipment and other similar Assets; related Seller IP, Data and Documentation.
Purchase Price:	US$45 million (AU$73 million)[1] comprised of US$10 million in cash and US$31 million in equity at closing, and deferred payment of up to US$4 million in equity at conclusion of 15-month indemnity period subject to set-off by Telix for indemnity claims above a defined threshold.
Contingent Future Payments:	Up to a total of US$185 million (AU$299 million) upon achievement of specific key development and commercial milestones (of which up to US$60 million may be paid in cash or equity at Telix's election)[2]. Low single-digit Royalties on Net Sales of limited number of platform and early-stage products after first four products have been developed, and single-digit sublicense fees, as applicable.
Escrow (Lock-Up):	Upfront equity subject to voluntary escrow (lock-up/leak-out) restrictions with equal tranches being released from escrow 60, 90 and 120 days after Closing.
Closing:	Standard closing conditions.

Telix

1. All references to AUD have been converted at the AUD/USD exchange rate of 1.614.
2. Refer to Appendix in ASX announcement and Appendix 3B lodged with the ASX today for further details.

Engineered antibody targeting agents offer best of both worlds

Bridging the gap between small molecules and antibodies

'Antibody fragments' have a molecular weight between full-length antibodies and smaller biologics.

This provides a powerful combination of:

- binding affinity
- tumor uptake
- internalization
- clearance from the body


Small molecule/ peptide
Nanobody
scFv
Diabody
Minibody
scFv-Fc
IgG△CH2
IgG
1.6
15
28
55
80
100
130
150
kDa[1]
Mainly cleared via kidney
Mainly cleared via liver

Format trade-offs

	Small molecule/peptide	Engineered mAb	Full length mAb[2] (IgG)
Time to max tumor uptake	Fast		Slow
Blood clearance	Fast		Slow
Tumor retention	Low		High
Internalization	Less likely		Highly likely

Telix

1. Kilodalton, a measure of molecular mass.
2. Monoclonal antibody.

A platform technology ideal for radiopharmaceuticals

Proprietary technology to develop protein-based therapeutic agents

Advantage vs. antibodies

- Faster tumor uptake
- High tumor penetration
- Optimal (and tunable) blood clearance rate for broader range of isotopes
- Improved clearance to reduce radiation to normal tissue
- Suited to both alpha- and beta-emitting isotopes

Advantage vs. small molecules

- High affinity and targeting selectivity
- Can be modified with different chelators without impact on affinity
- Internalization and intercellular processing results in residualization of radiometals (as with full length mAbs)
- Continuous tumor accumulation over time, avoiding first pass clearance

Favorable in vivo targeting characteristics[1]



Uptake (%ID/gr)
60
50
40
30
20
10
0
0
40
80
120
160
200
Time (hr)
Tumor
Blood

Rapid tumor penetration and high retention

Optimal blood clearance

Telix

1. ImaginAb data on file.

New pipeline of therapeutic assets

Lead compounds validate the utility of the technology platform

- The acquisition adds a pipeline of therapeutic compounds addressing commercially valuable indications with high unmet clinical need
- Multiple preclinically characterized therapeutic lead molecules against high-value targets including DLL3[1], integrin αvβ6[2], as well as a discovery pipeline
- Complements Telix's proprietary chelator platforms for use with Telix's established radioisotopes (^{177}Lu, ^{225}Ac, ^{89}Zr)

Program	Target/Indication	Discovery	Lead selection	IND[3] enabling studies	Clinical studies
IAB56	Integrin αvβ6 / solid tumors				
IAB57	DLL3 / small-cell lung cancer				
IAB58	Undisclosed / multiple solid tumors				
IAB59	Undisclosed / ovarian cancer				

Telix

1. Delta-like ligand 3, a cell surface protein overexpressed in high-grade neuroendocrine tumors and small cell lung cancer (SCLC).
2. Integrin αvβ6 is a cell surface protein overexpressed during wound healing and in cancer.
3. Investigational new drug application.

New high-value targets: Integrin αvβ6 and DLL3

Opportunity to leverage novel theranostic mechanism of action against high value targets

Integrin αvβ6 (IAB56)

- **Highly expressed across range of cancers** with high unmet need including
  - 90%+ of ovarian cancer[1], **19k U.S. patients diagnosed p.a.**[4]
  - 90%+ of pancreatic cancer[2], **66k U.S. patients diagnosed p.a.**[4]
  - 50%+ of non-small cell lung cancer (NSCLC)[3], **187k+ U.S. patients diagnosed p.a.**[4]
- Pfizer currently conducting Phase 3 trial of αvβ6-targeting antibody-drug conjugate (ADC) in NSCLC (Sigvotatug Vedotin)

DLL3 (IAB57)

- **Expressed in 85% of SCLC**[5]
  - **23k+ U.S. patients diagnosed p.a.**[4]
  - High unmet need with 7% 5-year survival rate[4]
- 2024 FDA approval of Amgen's Imdelltra DLL3-targeting T-cell engager for extensive-stage SCLC
- Novartis' acquisition of Mariana Oncology for up to USD 1.75B included a pre-clinical DLL3-targeting radiotherapeutic
- Recent in-licensing deals for DLL3-targeting ADCs by Roche and by Ideaya

1: Ahmed et al. *Carcinogenesis*. 2002.
2: Sipos et al. *Histopathol.* 2004.
3. Elayadi et al. *Cancer Res.* 2007.
4. American Cancer Society, Key Statistics 2024.
5. Rojo et al. *Lung Cancer.* 2020.

Telix

Integrin αvβ6 targeting: Preclinical summary (IAB56)[1]

Favorable dosimetry and efficacy

- Tumor targeting demonstrated in multiple relevant tumor xenograft models
- Efficacy studies highly reproducible, demonstrating significant tumor growth inhibition
- IAB56 is highly selective for Integrin αvβ6 but does not block αvβ6 activity on healthy tissues, which could cause side effects

Pre-clinical dosimetry well below established toxicity thresholds

Organ	Dosimetry at 100mCi (Gy)	Tox Threshold (Gy)
Kidney	3.06	23
Liver	4.98	32
Spleen	2.16	40
Red marrow	0.04	2

Preclinical efficacy in multiple pancreatic cancer models


Capan-2 model
Probability of survival
100
50
0
*p=0.0276
Vehicle
370 uCi
0
30
60
90
120
150
Days
CFPAC-1 model
Probability of survival
100
50
0
***p=0.0003
Vehicle
300uCi + 220uCi
0
10
20
30
40
50
60
70
80
90
100
Days

Telix

1. ImaginAb data presented at AACR 2024.

DLL3 targeting: Preclinical summary (IAB57)[1]

Demonstrated efficacy in an unmet clinical need

- Tumor targeting demonstrated in multiple SCLC xenograft models
- IAB57 shows excellent manufacturability properties and cross-reactivity to ortholog DLL3 antigen
- IAB57 demonstrates rapid treatment response in murine xenograft models

Pre-clinical dosimetry well below established toxicity thresholds

Organ	Dosimetry at 100mCi (Gy)	Tox Threshold (Gy)
Kidney	2.43	23
Liver	5.22	32
Spleen	1.69	40
Red marrow	0.12	2


Preclinical efficacy in lung cancer model
Vehicle
350 uCi
Tumor size (mm³)
2500
2000
500
1000
500
0
0 1 4 6 8 11 13 15 18 20 22 25 27 29 32 34 36 39 41 43 46 48 50 53 55
Days post treatment
Day 36
Tumor size (mm³)
2500
2000
1500
1000
500
0
Vehicle 360/370uCi
Probability of survival (%)
100
50
0
0
20
40
60
Time (Days)

Telix

1. ImaginAb data presented at AACR 2024.

Clinical proof of concept

Demonstrates highly specific targeting of cancer with favorable pharmacokinetics[1]

^{99m}Tc-MDP ^{18}F-FDG ^{89}Zr-IAB2M



A Serum clearance



Serum retention (%ID/L)
35
30
25
20
15
10
5
0
IAB2M
IgG
0
30
40
60
80
100
120
140
150
170
Time (h)

B Tumor uptake



SUV LBM MAX
16
14
12
10
8
6
4
2
0
IAB2M Bone
IAB2M Soft
IgG Bone
IgG Soft
0
30
40
60
80
100
120
Time (h)

- IAB2M is an engineered mAb developed as a first-in-human clinical proof of concept in this study conducted by MSKCC[2]
- Lesions were seen within the first 24 hours after injection and uptake was seen to increase at each successive imaging timepoint throughout the course of the study; demonstrating effective residualization of radiation inside cancer cells
- IAB2M shows highly specific targeting of cancer lesions, with no salivary gland uptake and faster clearance from the blood as expected

Telix

1. Pandit-Taskar et al. *J Nucl Med*. 2016.
2. Memorial Sloan Kettering Cancer Center.

Discovery platform, people and lab to bolster R&D capability

A faster way to develop candidates across a range of cancer indications

Rapid "concept to clinical" model

- Research and Development laboratory and team provides Telix with ability to identify, characterize and validate future therapeutic pipeline assets
- Adds further in-house capabilities in modern protein engineering techniques and preclinical candidate development and validation
- Bioreactor for engineered antibody production, and *in vitro* and cell-based assays for characterization
- Ability to conduct pre-clinical imaging and therapy studies in house, accelerating the path to clinical studies and supporting Telix's broad pipeline development activity



Protein characterization core lab at the ImaginAb facility

Telix

Transaction summary

Reinforcing leadership position in theranostics

Platform

Proprietary technology to generate engineered antibody targeting agents

- Bespoke radiopharmaceuticals balancing tumor uptake and blood clearance
- Rapid development of new assets with optimized therapeutic profile
- In-house asset creation with full ownership of intellectual property

Pipeline

Opportunity to leverage theranostic MoA[1] against high-value targets

- Adds assets against clinically-validated targets; DLL3 and integrin αvβ6
- Lifecycle management opportunities to repurpose existing antibodies
- Additional research pipeline candidates against multiple antibody-drug conjugate (ADC) targets

People

New capabilities complement existing infrastructure

- Complements Telix manufacturing capabilities including IsoTherapeutics, ARTMS, Optimal Tracers
- Fits with Telix's existing pipeline including biologics
- R&D facility (including vivarium) serves the development of other targeting agents

Telix

1. Mechanism of action.

Contact details:

Kyahn Williamson

SVP Investor Relations and
Corporate Communication

kyahn.williamson@telixpharma.com



Telix